UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2026

EMPRESA DISTRIBUIDORA Y COMERCIALIZADORA NORTE S.A. (EDENOR)

(DISTRIBUTION AND MARKETING COMPANY OF THE NORTH )

(Translation of Registrant's Name Into English)

Argentina

(Jurisdiction of incorporation or organization)

Av. del Libertador 6363,

12th Floor,

City of Buenos Aires (A1428ARG),

Tel: 54-11-4346-5000

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  X     Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes          No  X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .)

PRESS RELEASE

EDENOR REPORTS EBITDA OF ARS 571,975 MILLION

AND THE BEST QUALITY INDICATORS OF ITS HISTORY

MAIN FINANCIAL INDICATORS

*The figures for the twelve-month period of the previous year have been restated to reflect the changes in the purchasing power of the Argentine peso, in accordance with International Accounting Standard No. 29 and the provisions of General Resolution No. 777/2018 of the National Securities Commission

Buenos Aires, March 6, 2026, the Board of Directors of Empresa Distribuidora y Comercializadora Norte S.A. (“Edenor” or the “Company”) approved today its financial statements for the year ended December 31, 2025, which show a profit of ARS 239,236 million.

Taking into consideration the impact of the implemented electricity rate adjustments, the fiscal year’s results of operations reflect operating and financial improvements, which have allowed the Company to continue making the investments necessary for maintaining and improving the quality of the service it provides, with technology and innovations, while promoting a responsible and efficient use of energy. This is reflected in the levels achieved by our SAIDI and SAIFI indicators, as well as in the satisfaction level of our customers.

Fiscal year 2025, compared to the previous year, shows improvement in revenue and distribution margin, with increases of 11% and 9%, respectively.

EBITDA stood at ARS 571,975 million, driven by higher revenue recorded due to the restoring of the electricity rate. Excluding the results deriving from the Agreement on the Regularization of Payment Obligations entered into with CAMMESA on May 21, 2025, the EBITDA would have amounted to ARS 353,861 million.

The results of operations for the year ended December 31, 2025 amounted to a profit of ARS 239,236 million, also reflecting an optimization of operating cost.

As for Investments, in 2025, they amounted to ARS 394,892 million, which demonstrates Edenor’s commitment to improving the quality and expanding the scope of its service.

OPERATING INDICATORS

Electricity sales increased 1% to 22,951 GWh in 2025, compared to the 22,726 GWh sold in the previous year, whereas the number of customers increased 1.4%.

Energy losses, measured as a Rolling 12-Month Rate (TAM), were 15.7% in 2025, compared to 15.2% in the previous year.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Empresa Distribuidora y Comercializadora Norte S.A.

By:	/s/ Germán Ranftl
Germán Ranftl
Chief Financial Officer

Date: March 9, 2026